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                         March 28, 2024

       John Ivascu
       Executive Vice President
       Forum Energy Technologies, Inc.
       10344 Sam Houston Park Drive, Suite 300
       Houston, Texas 77064

                                                        Re: Forum Energy
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 27.
2024
                                                            File No. 333-278284

       Dear John Ivascu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Tull R. Florey